PromoShare, Inc.
Balance Sheets
(Unaudited)

	December 31, 2019	December 31, 2018
ASSETS		
Cash	$ 10,789	$ -
Total current assets	10,789	-
Hardware	4,498	
Platform	81,650	-
Website	4,000	
Total assets	$ 100,937	$ -
LIABILITIES AND SHAREHOLDERS' EQUITY		
Credit card	$ 807	$ -
Total current liabilities	807	-
Commitments and contingencies	-	-
Common stock, par value $0.0001; 10,000,000 shares authorized, 6,376,843 issued and outstanding	65,000	
Paid-in-capital (SAFEs)	35,000	
Accumulated earnings	130	-
Total shareholders' equity	100,130	-
Total liabilities and shareholders' equity	$ 100,937	$ -